SOHO TOKEN LABS, INC.

Unaudited Financial Statements for the

Period of May 31, 2018 (Inception) through December 31, 2018

SOHO TOKEN LABS, INC.
BALANCE SHEET
As of December 31, 2018

		2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$	216,268
Accounts receivable		22,000
Total Current Assets		238,268
TOTAL ASSETS	$	238,268
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:	$	0
Total Liabilities		0
TOTAL LIABILITIES		0
Stockholders' Deficit:		
Common Stock $0.0001 par, 20,000,000 shares authorized, 0 shares issued and outstanding, respectively		0
Additional paid-in capital – SAFE		550,000
Accumulated deficit		(311,732)
Total Stockholders' Deficit		238,268
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$	238,268

SOHO TOKEN LABS, INC.
STATEMENT OF OPERATIONS
For the Period of May 31, 2018 (Inception) through December 31, 2018

		2018
Revenues, net	$	157,900
Gross Profit (Loss)		157,900
Operating Expenses:		
General and administrative		349,744
Sales and marketing		119,778
Research and development		280
Total Operating Expenses		469,802
Operating Income (Loss)		(311,902)
Interest Income		170
Net Income (Loss)	$	(311,732)

SOHO TOKEN LABS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Period of May 31, 2018 (Inception) through December 31, 2018

	Common Stock				
	Number of Shares	**Amount**	**Additional Paid-In Capital - SAFE**	**Accumulated Deficit**	**Total Stockholders' Equity (Deficit)**
Balance as of May 31, 2018 (Inception)	0	$ 0	$ 0	$ 0	$ 0
Issuance of SAFE Notes	0	0	550,000	0	550,000
Net Income (Loss)	0	0	0	(311,732)	(311,732)
Balance as of December 31, 2018	0	$ 0	$ 550,000	$ (311,732)	$ 238,268

SOHO TOKEN LABS, INC.
STATEMENT OF CASH FLOWS
For the Period of May 31, 2018 (Inception) through December 31, 2018

		2018
Cash Flows from Operating Activities		
Net Income (Loss)	$	(311,732)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) in Accounts receivable		(22,000)
Net Cash Used in Operating Activities		(333,732)
Cash Flows from Investing Activities		
Purchase of equipment and payments for internal-use software		0
Net Cash Used in Investing Activities		0
Cash Flows from Financing Activities		
Issuance of convertible notes payable		550,000
Net Cash Provided by Financing Activities		550,000
Net Change in Cash and Cash Equivalents		216,268
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	216,268
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income taxes		0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$	0

SOHO TOKEN LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

SOHO TOKEN LABS, INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on May 31, 2018 ("Inception") in the State of Delaware. The Company is building developer tools for smart contracts. With complex organizational structures, peculiar language elements, and lacking clear documentation. Developing secure, clean code on top of blockchain technologies is challenging and risky.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2018, the Company had an accrued liability of $0. Actual refunds and chargebacks could differ from the Company's estimates.

Property and Equipment

Property and equipment, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018, the company had no property, plant and equipment.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue from the sale of subscriptions over the term of the subscription period. The

Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Deferred revenue consists of advance payments from customers, in the form of cash, for revenue to be recognized in the following year. As of December 31, 2018, the Company had deferred revenue totaling $0 based on the number of unused class credits carried to a future month.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. The majority of the accounts receivable balances consist of monthly subscription fees due from credit card processing companies and the Company believes and has experience in the amount being fully collectible. Accordingly, the Financial Statements do not include an allowance for bad debt. As of December 31, 2018, the Company has $22,000 of accounts receivables, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its corporate income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The net operating loss of $311,732 generated from the loss incurred during the year ended December 31, 2018 will expire in 2038.

NOTE 4 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity outstanding:

Class A shares are common voting shares primarily issued to founding members as performance-based equity. A total of 20,000,000 units of Class A shares have been authorized. Class A shares together are referred to as common stock.

Simple Agreements for Future Equity

The Company sold a total 550,000 in 2018 units of Simple Agreements for Future Equity ("SAFEs"), for a total of $550,000, respectively. Upon a future equity financing (an "Equity Financing") equal to or more than $250,000, the SAFEs are convertible, into SAFE common units, which are securities identical to those issued in the Equity Financing other than with respect to: (i) the per unit liquidation preference and the Conversion Price for purposes of price-based anti-dilution protection, which will equal Conversion Price; and (ii) the basis for any dividend rights, which will be based on Conversion Price.

Upon conversion, the Company will issue to the investor a number of shares SAFE common units. The number issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $3,000,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the capital stock is sold times 80%) whichever generates the highest number of equities ("Conversion Price").

NOTE 5 – STOCK-BASED COMPENSATION

Stock Option Plan

During 2018 the Company adopted a 2018 equity incentive plan ("2018 Plan") which permits the grant or option of shares to its employees for up to 1,500,000 shares of common stock. The purpose of the 2018 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its Related Companies by providing them the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts to the long-term interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over four years, with a maximum form of ten years.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the year ending December 31, 2018 and has a net stockholder deficit. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – RELATED PARTIES

In the year of 2018 agreements were created with former CEO Jonathan Haas ("Haas") to separate and release him from the Company. The Company and Haas agreed to provide a payment to the Company totaling $22,000 which is accounted for in accounts receivable. The remainder from the loans that Haas issued totaling $77,923 has been expensed to the 2018 Statement of Operations (See page 3).

NOTE 8 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – SUBSEQUENT EVENTS

SAFE Conversion to Loan

In accordance to the verbiage in the settlement agreement and full and final release the Company is obligated to repay the SAFE issued from James J. Pallotta throughout the year of 2019 and onward. The first three installments have been made to Mr. Pallotta in 2019 totaling $65,000 the remainder will be paid overtime as investment and revenue milestones are met, this will trigger further payments from the Company.

Anticipated Crowdfunded Offering

The Company is offering up to 107,000 units of Simple Agreements for Future Equity ("SAFEs") for up to $107,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the end of this campaign (the "Offering Deadline") in order to receive any funds. The offering deadline is 60 days from the start of the campaign. The campaign is expected to begin by late October.

The Crowdfunded Offering is being made through Wefunder Portal, LLC (the "Intermediary" aka "WeFunder" or "WeFunder.com"). The Intermediary will be entitled to receive 7.5% of the total fundraise.

Management's Evaluation

Management has evaluated subsequent events through September 1, 2019 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.